UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13G
                    Under the Securities Act of 1934
                            (Amendment No. 8)

                             WORLDCORP, INC
                            (Name of Issuer)

            7% Convertible Subordinated Debentures due 5/15/2004
                     (Title of Class of Securities)

                                981904AB1
                             (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Page 1 of 11 pages





CUSIP No. 981904AB1         13G          Page 2 of 11 pages

1   NAME OF REPORTING PERSON
    McCullough, Andrews and Cappiello, Inc.
    (SS or IRS ID No. of the above person)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Inapplicable
    A
    B

3   SEC USE ONLY

4   CITIZENSHIP OF PLACE OF ORGANIZATION
    California

                            NUMBER OF SHARES
                       BENEFICIALLY OWNED BY EACH
                                REPORTING
                                 PERSON
                                  WITH

5   SOLE VOTING POWER
    0
6   SHARED VOTING POWER
    0
7   SOLE DISPOSITIVE POWER
    0
8   SHARED DISPOSITIVE POWER
    $555,000 P.V.
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    $580,000 P.V.
10  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
    Inapplicable
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    0.9%
12  TYPE OF REPORTING PERSON*
    CO,IA





CUSIP No. 981904AB1        13G         Page 3 of 11 pages

1   NAME OF REPORTING PERSON
    Robert McCullough
   (SS or IRS ID No. of the above person)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Inapplicable
    A
    B

3   SEC USE ONLY

4   CITIZENSHIP OF PLACE OF ORGANIZATION
    U.S.A.

                            NUMBER OF SHARES
                       BENEFICIALLY OWNED BY EACH
                                REPORTING
                                 PERSON
                                  WITH


5   SOLE VOTING POWER
    0
6   SHARED VOTING POWER
    0
7   SOLE DISPOSITIVE POWER
    $25,000
8   SHARED DISPOSITIVE POWER
    $555,000 P.V.
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    $580,000 P.V.
10  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
    Inapplicable
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    0.9%
12  TYPE OF REPORTING PERSON*
    IN,HC




CUSIP No. 981904AB1      13G             Page 4 of 11 pages

1   NAME OF REPORTING PERSON
    David H. Andrews
    (SS or IRS ID No. of the above person

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Inapplicable
    A
    B

3   SEC USE ONLY

4   CITIZENSHIP OF PLACE OF ORGANIZATION
    U.S.A.

                            NUMBER OF SHARES
                       BENEFICIALLY OWNED BY EACH
                                REPORTING
                                 PERSON
                                  WITH

5   SOLE VOTING POWER
    0
6   SHARED VOTING POWER
    0
7   SOLE DISPOSITIVE POWER
    0
8   SHARED DISPOSITIVE POWER
    $0 P.V.
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    $0 P.V.
10  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
    Inapplicable
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    0.9%
12  TYPE OF REPORTING PERSON*
    IN,HC




CUSIP No. 981904AB1         13G            Page 5 of 10 pages

1   NAME OF REPORTING PERSON
    Frank A. Cappiello, Jr.
    (SS or IRS ID No. of the above person

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    Inapplicable
    A
    B

3   SEC USE ONLY

4   CITIZENSHIP OF PLACE OF ORGANIZATION
    U.S.A.

                            NUMBER OF SHARES
                       BENEFICIALLY OWNED BY EACH
                                REPORTING
                                 PERSON
                                  WITH

5   SOLE VOTING POWER
    0
6   SHARED VOTING POWER
    0
7   SOLE DISPOSITIVE POWER
    0
8   SHARED DISPOSITIVE POWER
    $555,000 P.V.
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    $580,000 P.V.
10  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
    Inapplicable
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    0.9%
12  TYPE OF REPORTING PERSON*
    IN, HC





Item 1(a)  Name of Issuer:
           WorldCorp, Inc.

Item 1(b)  Address of Issuer's Principle Executive Offices:
           13873 Park Center Road, Suite 490
           Herndon, Virginia 20171

Item 2(a)  Name of Person filing:
           This statement if being filed by (i) McCullough, Andrews and Cappiello, Inc., a California corporation and registered investment adviser ("IA"), and (ii) Robert F. McCullough and Frank A.
           Cappiello, Jr., the shareholders of IA (each a "Shareholder" and collectively "Shareholders") (collectively the "Reporting Persons").

           IA's beneficial ownership of the Conv. Notes is direct as a result of IA's discretionary authority to buy and sell such Convertible Subordinated Notes for its investment advisory clients. Shareholders' ownership of Conv. Notes is indirect as a result of Shareholders' stock ownership in IA, and is reported solely because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 6, 8, 9 and 11 on page 3 above and in response to item 4 by Shareholders are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Conv. Notes by IA and the relationship of the Shareholders to IA referred to above.

           Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsiblility for the accuracy or completeness of such information concerning any other Reporting Person.

                            Page 6 of 11 pages





Item 2(b)  Address of Principal Business Office:
           IA's Principal Business Office is located at:
           101 California Street, Suite 4250,
           San Francisco, CA 94111

           Shareholders' Principal Business Offices are located at:
           Mr. McCullough:
           101 California Street, Suite 4250,
           San Francisco, CA 94111

           Mr. Cappiello:
           Greenspring Station, Suite 250
           10751 Falls Road
           Lutherville, MD 21093

Item 2(c)  Citizenship:
           IA is a California corporation Shareholders are United States citizens.

Item 2(d)  Title of Class of Securities:
           Convertible Notes

Item 2(e)  CUSIP Number:
           981904AB1

Item 3(e)  X Investment Adviser registered under section 203 of the Investment Advisers Act

Item 3(g)  X Parent Holding Company, in accordance with Section
             240.13d-1(b)(ii)(G)(Note: See Item 7)

Item 4(a)  Amount Beneficially Owned:
           Reporting Persons each directly or indirectly beneficially own $580,000 P.V. Convertible Note.
           IA's beneficial ownership is direct and the Shareholder's beneficial ownership is indirect.

Item 4(b)  Percent of Class:
           0.9%

                            Page 7 of 11 pages




Item 4(c)  Number of Shares as to which such person has:
           (i)   sole power to vote or direct the vote:
                    0
           (ii)  shared power to vote or direct the vote:
                    IA and Shareholders share the power to
                    vote 0 shares. No other person
                    has the power to vote such shares.

                    In addition, IA and Shareholders share
                    with the investment advisory clients of
                    IA the power to vote 0 shares.

                    IA and Shareholders have no power to vote
                    0 shares for which they have dispositive power.

           (iii) sole power to dispose or to direct the
                 disposition of:  $25,000

           (iv)  shared power to dispose or direct the
                 disposition of:
                    IA and Shareholders share with each other the power to dispose $555,000 P.V.
                    Conv. Notes for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

Item 5     Ownership of Five Percent or Less of a Class:
           this statement is being filed to report that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6     Ownership of More than Five Percent on behalf of
           Another Person:
           Inapplicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
           Each Shareholder is deemed to be a parent holding company for purposes of this Schedule 13G. IA acquired the security being reported on by Shareholders. IA is a registered investment adviser. See Exhibit B.

                            Page 8 of 11 pages





Item 8      Identification and Classification of Members of the
            Group:
            Inapplicable

Item 9      Notice of Dissolution of Group:
            Inapplicable

Item 10     Certification:
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE   After reasonable inquiry and to the best of my
            knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 11, 2000

Signature:  /s/ Robert F. McCullough

Name/Title: Robert F. McCullough, Chairman

                                 EXHIBITS

EXHIBIT A   Statement With Respect To Joint Filing Of Schedule
            13G

EXHIBIT B   Identification and Classification of Subsidiary Which
            Acquired Security Being Reported On By the Parent
            Holding Company

                            Page 9 of 11 pages





                                 EXHIBIT A

           Statement With Respect to Joint Filing of Schedule
           13G

           The undersigned hereby agree that any statement of
           Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of Worldcorp, Inc. may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

           February 14, 1994

           MCULLOUGH, ANDREWS & CAPPIELLO, INC.
           By: /s/ Frank A. Cappiello, Jr.

           /s/ Robert F. McCullough
           /s/ David H. Andrews
           /s/ Frank A. Cappiello, Jr.

                            Page 10 of 11 pages





                                 EXHIBIT B

           Identification and Classification of Subsidiary
           Acquired Security Being Reported On By the Parent
           Holding Company:

           IA, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Under a series of SEC no-action letters, including the letter issued to Warren Buffet and Berkshire Hathaway, Inc. (available December 5,
           1986), each Shareholder is considered the equivalent of the parent holding company of IA and is therefore eligible to report his indirect beneficial ownership in such shares on Schedule 13G.

                            Page 11 of 11 pages